RE-ISSUED: Peak First Quarter 2021 Results Show Revenue of $14.2M, Setting the Stage for Potential Milestone Year

***THIS NEWS RELEASE IS BEING RE-ISSUED TO ENSURE IT COMPLIES WITH CSA STAFF

NOTICE 52-306 (REVISED), NON-GAAP FINANCIAL MEASURES (SN 52-306)***

Montreal, Quebec--(Newsfile Corp. - June 22, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, announced its financial results and operating highlights for the three-month period ended March 31, 2021. All amounts expressed are in Canadian dollars.

Peak generated three and a half times more revenue in the first quarter of 2021 than it did in Q1 2020. Given that the first quarter has historically been the smallest revenue-generating quarter for the Company due to the annual economic slowdown during the Chinese New Year holiday, the balance of the year, and 2021 as a whole, promises to be an exceptional year for Peak not only in terms of revenue but profit as well.

Q1 Financial Highlights:

  Total revenue of $14,239,776

  Adjusted EBITDA* of $121,737

  Net loss of $389,702

  Total assets of $62,147,286

* Adjusted EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows fromoperations and to cover finance charges. This is a non-GAAPmeasure that does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Historical Comparative Revenue and adjusted EBITDA Summary

	Q1 2021	Q1 2020	Q1 2019	Q1 2018
Revenue	$14,239,776	$3,949,395	$949,511	$5,147
Expenses[1]	$14,118,039	$3,777,350	$971,233	$692,873
Adjusted EBITDA[2]	$121,737	$172,045	($21,722)	($687,726)
Net loss	$389,702	$805,695	$568,779	$1,055,768

1 Expenses do not include interest, taxes, depreciation (including impairment of intangible assets) loss on extinction of debt, gain on bargain purchase and amortization.

2 Adjusted EBITDA equals net income (loss) before finance costs, income taxes, depreciation, amortization and impairment of intangible assets, initial financing costs, expiration of deferred finance cost, loss on extinction of debt, loss on settlement of debt and (gain) loss on bargain purchase. Adjusted EBITDA is a non-GAAPmeasure that does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Q1 Operating Highlights:

  Over 50% of transactions originating from recently launched social media influencer financing, retailer financing and distributor financing programs

  Partnership agreement with China's top ecommerce software provider ShopEx

  Partnership agreement with China UnionPay subsidiary Rongbang Technology Ltd. to implement payment processing and fund transfer features to Lending Hub ecosystem

  Re-emergence of Gold River ecommerce and logistics platform

  First revenue generated by AST subsidiary in over three years

About First Quarter Financial and Operating Results Summary

The trend toward profitability continued in the first quarter of 2021 with over 50% of the transactions conducted through Peak's Lending Hub ecosystem coming from a combination of social media influencers, wholesale distributors and retailers. As the Company moves to facilitate more of these types of transactions as opposed to those involving supply-chain transactions for which it incurs cost of service expenses, Peak expects to see a steady climb to profitability for the balance of 2021. Although the Company incurred a net loss for the quarter, the results achieved by its new targeted financing programs, the impact that the re-emergence of the Gold River platform is starting to have on reducing the cost of service of its supply-chain services, and the opportunity to dramatically increase the number of new clients on Lending Hub throughout the year through partnerships with the likes of ShopEx and China UnionPay, has Peak believing that Q2 2021 could be the Company's first profitable quarter.

In summary, the Company generated $14,239,776 in revenue for the quarter ended March 31, 2021 compared to $3,949,395 for the same period in 2020. Total expenses for the quarter amounted to $14,327,501, compared to $4,755,090 for the same period in 2020.

The net loss for the the three-month period ending March 31, 2021 was $389,702 compared to $805,695 for the same period of 2020.

Full details of the Company's first quarter 2021 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month periods ended March 31, 2021 and 2020, which are available at www.sedar.com.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group
Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Facebook: @peakfintech

Twitter: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

The Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/88306